SUPERIOR COURT OF ARIZONA

MARICOPA COUNTY

iCoreConnect, Inc., a Nevada corporation, Plaintiff, v. Sonoran Pacific Resources, LLP, an Arizona limited liability partnership, Defendant.	Case No. CV 2021-015646 **TEMPORARY RESTRAINING ORDER**

Upon consideration of the *Emergency Application for Temporary Restraining Order and Preliminary Injunction to Enjoin Improper UCC Sale Set for October 12, 2021 at 11:00 a.m.* ("TRO Application") filed by iCoreConnect, Inc. fka iMedicore, Inc. fka Vemics, Inc. ("Plaintiff"), the *Response to Emergency Application for Temporary Restraining Order and Preliminary Injunction to Enjoin 'Improper' UCC Sale* ("Response") filed by Defendant Sonoran Pacific, LLP ("Defendant"), the declarations filed in connection with the TRO Application and Response, and the arguments of counsel at the hearing regarding the TRO Application held on October 11, 2021 at 8:45 a.m., and good cause appearing therefor,

IT IS HEREBY ORDERED as follows:

A. Immediately upon Plaintiff's posting of a bond in the amount of $200,000 with the Court, Defendant and all of its agents and representatives are hereby enjoined and

restrained from conducting any foreclosure sale of any of Plaintiff's assets or taking any other actions to collect upon or enforce its purported security interest in Plaintiff's assets, under the Uniform Commercial Code or otherwise, until 5:00 p.m., Arizona time, on October 25, 2021. A Notice of Posting Bond shall be filed with the Court after the bond is posted;

B. The Court has set a non-evidentiary status hearing for October 25, 2021 at 9:00 a.m. (the "Status Hearing"), via Court Connect, for purposes of scheduling an evidentiary hearing to consider the parties' positions (the "Evidentiary Hearing").

C. At the Status Hearing, the Court will decide whether the injunction set forth herein will be extended through, at least, the conclusion of the Evidentiary Hearing.

D. The parties' counsel is ordered to meet and confer regarding the scheduling of the Evidentiary Hearing and pre-hearing discovery and other matters.

E. Lawyers and any interested parties will be given the meeting access code and/or telephone number by Court staff before the Status Hearing. Should any party not have received a meeting code, please contact the Court's staff before the hearing time.

F. Requests for reasonable accommodation for persons with disabilities must be made to the division assigned to the case by the party needing accommodation or his/her counsel in advance of a scheduled proceeding. Requests for an interpreter for persons with limited English proficiency must be made to the division assigned to the case by the party needing the interpreter and/or translator or his/her counsel at least ten (5) judicial days in advance of a scheduled court proceeding.

G. Plaintiff shall immediately serve a copy of this Order on Defendant's counsel, Philip Overcash of Provident Law.

SO ORDERED this 11th day of October, 2021.

Christopher A. Coury
Maricopa County Superior Court Judge